Exhibit 99.5

MEMORANDUM OF UNDERSTANDING

This MEMORANDUM OF UNDERSTANDING (“MoU”) dated July 11, 2016 is made by and among:

Blue Ocean Management Limited (“Blue Ocean”);

Morgancreek Investment Holdings Limited (“Morgancreek”); and

Jianyu Yang (“Chairman”)

Each of Blue Ocean, Morgancreek and Chairman is hereinafter referred to as a “Party” and collectively as the “Parties”.

A.	Morgancreek is an existing major shareholder of Concord Medical Services Holdings Limited (the “Company”) and Chairman is the chairman and chief executive officer of the Company.

B.	The Parties wish to record the broad terms and conditions on which the Parties propose to take the Company private and delist the American depositary shares (“ADSs”) of the Company, each representing three Class A ordinary shares of the Company (“Shares”), from the New York Stock Exchange (the “Transaction”).

Participation and Financing	Blue Ocean shall participate in the Transaction and coordinate with other Parties to arrange the financing for the Transaction.

Purchase Price

The purchase price of Shares (including Shares represented by ADSs) held by the public shareholders of the Company in the Transaction is US$1.73 per Share or US$5.19 per ADS. Any increase in this purchase price shall be approved by all Parties.

Costs	Blue Ocean and its affiliates, Morgancreek and Chairman and their affiliates, shall bear their own cost and expenses relating to the Transaction accordingly.
Governing Law	This MoU shall be construed in accordance with New York law.
Binding Effect	The provisions of this MoU shall be binding on the Parties.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this MoU on the day and year first above written.

Signed and delivered for and on behalf of
Blue Ocean Management Limited

/s/ Feng Yang
Name: Feng Yang
Title: Director

Signed and delivered for and on behalf of
Morgancreek Investment Holdings Limited

/s/ Jianyu Yang
Name: Jianyu Yang
Title: Director

Jianyu Yang:

/s/ Jianyu Yang